ASML Elects Eric Meurice as New CEO

VELDHOVEN, the Netherlands, August 3, 2004 — ASML Holding NV (ASML) today announced its Supervisory Board intends to appoint Eric Meurice as president and chief executive officer of the company, effective October 1, 2004, subject to notification of the general meeting of shareholders to be scheduled on August 26, 2004. As CEO, Eric Meurice succeeds Doug Dunn, who will remain with ASML up to year-end to ensure a smooth transition.

Eric Meurice has served since 2001 as executive vice president of Thomson Television Worldwide, a division of Thomson Consumer Electronics. Previously, he held management positions at Dell Computer Corporation, ITT’s semiconductor group and Intel Corporation.

“We are very pleased that Eric Meurice will be joining the ASML team. He has a unique combination of global electronics and semiconductor experience gained not only in the markets of our customers but also amid the markets of our customers’ customers,” said Doug Dunn, president and CEO, ASML. “Throughout his career Eric Meurice has distinguished himself through leadership, teamwork and measurable results, and we believe he will contribute strongly to ASML’s pursuit of operational excellence. Eric Meurice is committed to steer the company’s strategic course to new levels of success.”

“ASML is an exciting, high caliber, high tech company with a track record of success in the global semiconductor industry. Doug Dunn’s legacy is marked by ASML’s commitment to technology leadership while strengthening the company’s financial performance,” said Eric Meurice, newly nominated president and CEO, ASML.

In his new role, Eric Meurice will replace Doug Dunn, who served as ASML’s president and CEO since 2000. Doug Dunn’s five-year tenure with ASML spanned the highs of the 2000 upturn and the depths of an unprecedented three-year industry downturn. During this period, ASML secured its position as the world’s leading provider of semiconductor lithography equipment, outperformed its competitors in customer satisfaction ratings and introduced its world-beating TWINSCAN™ system, the industry’s only dual-stage lithography platform.

Eric Meurice has a master’s degree in applied economics from Sorbonne University, Paris; a master’s degree in mechanics and energy generation from Ecole Centrale de Paris; and an MBA from Stanford University, California. He is a French citizen, married, with two children.

About ASML

ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

ASML Tom McGuire Vice President Communications corpcom@asml.comtel: +31.40.268.5758 fax: +31.40.268.3655

ASML Elizabeth Kitchener Director Corporate Communications corpcom@asml.com tel: +1.203.761.6300 fax: +1.203.761.4207

ASML Craig DeYoung Vice President Investor Relations craig.deyoung@asml.com tel: +1.480.383.4005 fax: +1.480.383.3976

ASML Franki D’Hoore
Director European Investor Relations & EU Affairs franki.dhoore@asml.com tel: +31.40.268.6494 fax: +31.40.268.3655